GRATON STATION

# Coffee, Culture, & Kitchen in Graton's Old Firehouse



gratonstation.com Sebastopol, CA

## Highlights

1. $625k already funded from accredited investors - add'l $125k pledged to match crowdfund investors
2. Next to new Graton Town Square (fully opening '26/'27) which already attracts thousands of visitors
3. 20-year favorable lease on prime downtown location next to bike trail, with expansion potential
4. Chef team from SingleThread, Troubadour & The Redwood, 20+ yrs combined in kitchens & hospitality
5. Seasoned manager team from food (COOK Alliance), finance (Bain), and regen ag (Farmer's Footprint)

## Featured Investors

**World Within** Follow Invested $125,000

World Within invests in community-owned ventures and produces film, TV, and media that shift capital and culture toward a more equitable economy.

**Emma Ractliffe, Co-Founder & Chief Investment Officer**
"We invest in projects that expand who benefits from local ownership & investment opportunities — Graton Station does exactly that. We're proud to be offering a match of up to an additional $125K to increase the impact of small-dollar community investors."

**Jeff Mendelsohn** Follow Invested $50,000

Founder of LocalCode; Co-Founder Green Valley Farm + Mill; investor at Roseland Fund; advancing community-owned real estate

"Graton Station is exactly the type of local development we need, that benefits our watershed's culture and economy. Regenerative real estate like this builds community vitality, supports local producers, and keeps value rooted in place."

**J. ONeill Keathley** Follow Invested $50,000

Executive coach, counselor, and former Director of Operations at Fair Trade USA

"As an HR leader and executive coach, I've developed a strong instinct for high-functioning teams and I'm confident in my bet on this founding team. As a longtime Graton resident, I'm also more than ready to finally walk somewhere for a great morning pastry."

## Team



**Matthew Jorgensen** Co-General Manager

Matt is an entrepreneur with 20+ years building ventures in food, culture, and local economy. He's founded local cafes as well as Josephine.com, and COOK Alliance, and worked on mission-driven ownership models at Purpose Foundation and Bain & Company.



**Adrian Apana** Head Chef

Adrian Apana transforms seasonal abundance into foods rooted in fermentation, creativity, and education. He has worked at SingleThread, Troubadour Bread & Bistro, Maison Porcella, and Republique, embracing diverse cuisines and local ingredients.



**Ferrell Carter** Hospitality Lead

Ferrell is a hospitality leader blending fine dining and Southern cooking traditions. She's worked with Stitt Restaurant Group, Quail & Condor, Troubadour, and The Redwood, bringing a playful approach and a passion for warm, community-rooted spaces.



**Tori Immel** Co-General Manager

Tori is an operations leader with experience in partnerships, project management, and finance, she's worked with Farmer's Footprint, Summit Series, Conservation Lands Foundation, Deloitte, and leads events & programs for ReVillage / Graton Town Square.



**Cathy Smith-Kemiji** Design Lead



Experienced designer in ground-up builds, remodels and permitting (e.g. The Shed, Healdsburg); retail buyer and merchandiser.

## Pitch Deck

Investment Opportunity:
Graton Station Cafe
at the Old Graton Firehouse
RE/VILLAGE
DEVELOPMENT
Revitalization | Community Ownership | Local Economy

## The Investment Opportunity

### The Simple Story

For years, people in Graton have said, "this should be a coffee shop." After sitting vacant for over a decade, we're inviting you to help bring it to life.

At Graton Station, we're transforming the town's old firehouse into a modern-day "public house".

A breakfast and lunch cafe at its core, with a full kitchen and bread program, an onsite local marketplace, and events layered in.

A place for morning rituals, family time, and connection with friends and neighbors, owned in part by the people who use it.

### A Rare Opportunity

Graton is a quaint and vibrant town with a strong local culture, growing regional visibility, but no central coffeeshop or community gathering space.

We're in a strong position to build a business that serves this community:

- We have secured a **long-term (20 year)** lease on a beautifully restored landmark building at the center of town
- The site sits directly **adjacent to the West County trail (bike/walk trail) and the new Graton Town Square**, at a well-traveled crossroads linking nearby towns, with daily local use and steady visitor traffic, supporting both repeat customers and new discovery
- We are **already generating community momentum** and support with events, pop-ups, and partnerships

### How the Business Works

- Daily cafe as primary revenue with coffee, bread and seasonal kitchen program as a core margin driver
- Events, workshops, and evening programming as secondary revenue and a demand engine
- Chef-led preservation program developing larder and local goods marketplace as additional revenue

### Why We Can Execute

This project is the result of years of work in this exact place, not a speculative concept. **We are building a place for and by locals, with clear appeal to visitors and tourists.**

**Proven local traction**

- Our team (founders of ReVillage Development, the parent company of Graton Station, and ReVillage Foundation) **have raised millions for revitalization work** in Graton and broader West County
- We've hosted **~25 successful events over the past two years with many drawing 500–1,300 attendees**, demonstrating built-in demand for daily cafe traffic and future programming

**Experienced, complementary team**

- Extensive, **hands-on experience in food & beverage**, hospitality, design, and community programming
- Team backgrounds spanning **restaurant operations, development, entrepreneurship, and mission-driven ventures**
- Our experience in **high-volume events and hospitality** translates directly into daily cafe operations, guest experience, and consistent throughput

**Phased, de-risked approach**

- **First establishing consistent daily traffic with a coffee and light food program in early 2026**, then expanding into a full kitchen with a bread and seasonal food program, plus events later this year.
- **Building revenue streams incrementally** rather than overbuilding upfront

### Offering Summary

We are offering an **accessible community investment** note designed to offer investors a tangible return, alongside real opportunities to shape this business for maximal community benefit.

**Investment basics**

- Open to everyday investors (not just accredited), starting at $500

- Funds go directly toward buildout and early operations

**Returns**

- You receive **5% annual interest (cash)**

**OR**

- You can opt for a **7.5% "edible dividend"** in the form of café credit

**Term & repayment**

- The note is designed as a **long-term, flexible investment**

- After 5 years, investors can request repayment of principal at any time

**What makes this different**

- You are supporting a place you can actually visit, use, and share with others

- Many investors choose the café credit because they plan to be regular customers

- Why not move a few thousand dollars from Wall Street to Graton Main Street?